UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

SIGNATURES
Exhibit Index
EX-15.1
EX-15.2

     On October 16, 2009, Telvent GIT, S.A. (the “Company”) published in Spain a notice to call an extraordinary meeting of shareholders on November 19, 2009, at 6:30 p.m. local time on first call, and, as the case may be, the next day, November 20, 2009, at the same time on second call. This extraordinary shareholders’ meeting will be held at the Company’s corporate headquarters located at calle Valgrande, 6 in Alcobendas (Madrid), Spain. An English translation of the notice and a form of the proxy are furnished as Exhibits 15.1 and 15.2 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 16, 2009

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.
Exhibit        Description

15.1	Notice of Calling of the Company’s Extraordinary Shareholders’ Meeting published in Spain on October 16, 2009 (English translation).

15.2	Form of Proxy (English translation).